November 30, 2005
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Attention:	Mr. Brad Skinner
Accounting Branch Chief

Re:	Tyler Technologies, Inc. (the “Company”)
Form 10-K for the Year Ended December 31, 2004
Filed March 10, 2005
Form 10-Q for the Quarter Ended June 30, 2005
Filed July 28, 2005
Form 8-K
Filed July 28, 2005
File No. 1-10485
Dear Mr. Skinner:
Per our conversation today, the Company hereby requests an extension until December 15, 2005 to respond to the Staff’s letter dated November 17, 2005. The reasons for this extension request are due to the absence of key personnel during the Thanksgiving holiday, the AICPA/SEC December conference, and the need to consult with our outside appraisal firm. Please feel free to contact me if you have any questions or require any additional information with respect to the foregoing request.
Very truly yours,
Brian K. Miller
Senior Vice President and
Chief Financial Officer